Via EDGAR Submission

October 10, 2024

Ms. Christina Chalk and Mr. Eddie Kim

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re: Thoughtworks Holding, Inc.

Schedule 13E-3/A filed October 4, 2024

File No. 5-93398

PRER14C filed October 4, 2024

File No. 1-40812

Filed by Thoughtworks Holding, Inc., et al.

Dear Ms. Chalk and Mr. Kim:

On behalf of Thoughtworks Holding, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 8, 2024, with respect to the above-referenced PRER14C and the Schedule 13E-3/A filed on October 8, 2024. For the Staff’s convenience, the comments of the Staff are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment. The Company is submitting, via EDGAR, Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (the “Second Amended Preliminary Information Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”), each containing changes made in response to the Staff’s comments, as well as certain updated information.

Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Second Amended Preliminary Information Statement.

SC 13E3/A and PRER14C filed October 4, 2024

General

1.	We reissue in part prior comments 2, 3, and 10. We note your amended disclosure that “[t]he term ‘Unaffiliated Stockholders’ includes directors and officers of the Company who are neither Management Rollover Stockholders nor affiliated with the Apax Entities” and that “the Company, the Apax Entities and the Designated Executives considered the Unaffiliated Stockholders . . . to be situated substantially similarly to, and include, the ‘unaffiliated security holders’ (as defined by Rule 13e-3(a)(4)).” We view officers and directors of an issuer as affiliates of the issuer. Thus, disclosure regarding the fairness determination of the Company Board and other filing persons with respect to “Unaffiliated Stockholders” may not necessarily satisfy Item 8 of Schedule 13E-3, which requires filers to specifically address the fairness of the Merger to unaffiliated security holders as defined in Rule 13e-3(a)(4). Please revise to describe the basis upon which “the Company, the Apax Entities and the Designated Executives considered the Unaffiliated Stockholders . . . to be situated substantially similarly to, and include, the ‘unaffiliated security holders’” (emphasis added).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company, the Apax Entities and the Designated Executives considered the Unaffiliated Stockholders to be situated substantially similarly to, and include, the security holders unaffiliated with the Company generally due to the fact that holders of Common Stock who are officers or directors of the Company, and who are included among the Unaffiliated Stockholders but might be considered affiliates of the Company by virtue of such role, will receive the same per share merger consideration in respect of their Common Stock as the security holders unaffiliated with the Company will receive in respect of their Common Stock. The Company has revised the disclosure on pages 3, 52 and 53 of the Second Amended Preliminary Information Statement to reflect the same.

Summary of Lazard Financial Analysis, page 35

2.	We reissue prior comment 11. We note your amended disclosure that “Lazard considered the results of its financial analyses and did not attribute any particular weight to any factor or financial analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its financial analyses.” Please explain how Lazard arrived at its fairness determination as to Per Share Price of $4.40 being paid in the Merger, despite the fact that many of the analyses performed by Lazard described in this section yielded a higher per share value for the Shares, by discussing how Lazard weighted certain analyses over others in reaching its determination.

Response:

We respectfully confirm to the Staff that the Per Share Price falls above or within the value ranges of all three financial analyses conducted by Lazard in connection with rendering its opinion (described on page 35 to page 39 of the Second Amended Preliminary Information Statement). We further confirm to the Staff that the other analyses reviewed with the Special Committee (described on page 39 to page 40 of the Second Amended Preliminary Information Statement) were presented to the Special Committee for reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion. We note that, even with respect to these “for reference only” analyses, the Per Share Price also falls above or within the value ranges of all such other analyses, with the exception of the discounted cash flow analysis based on the April Forecasts. As stated in the Second Amended Preliminary Information Statement, at the direction of the Special Committee, Lazard utilized solely the July Forecasts (and not any previous forecasts provided to Lazard) for purposes of its analyses in connection with Lazard’s opinion (see page 34). The PRER14C filed October 4, 2024 also stated that the “for reference only” analyses were presented to the Special Committee for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion (see page 39). For greater clarity, however, the Company has revised the disclosure on page 40 of the Second Amended Preliminary Information Statement.

To the extent that the Staff was commenting that the high end of the value range for the discounted cash flow analysis based on the July Forecasts is higher than the Per Share Price and requested explanation of how Lazard weighted certain analyses over others in reaching its determination, we respectfully confirm that in arriving at its opinion, Lazard considered the results of all three financial analyses (described on page 35 to page 39 of the Second Amended Preliminary Information Statement) as a whole and did not attribute any particular weight to any specific analysis. While Lazard noted that the high end of the value range of such discounted cash flow analysis was higher than the Per Share Price, Lazard did not attach any specific effect of the results of such analysis to Lazard’s conclusion as to the fairness of the Per Share Price, from a financial point of view. The discounted cash flow value range was one of a number of factors considered by Lazard as a whole. The Company therefore respectfully advises the Staff that attributing weight or highlighting the effect of any particular analysis would create a misleading view of the process underlying Lazard’s analyses and opinion.

Analyses of Goldman Sachs, Financial Advisor to Topco, page 43

3.	We note your disclosure on pages 44 and 47, stating that the provided summary “does not purport to be a complete description of the Goldman Sachs Preliminary Presentations.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the financial analyses performed or factors considered by, and underlying the opinion of, Goldman Sachs. Please modify to avoid characterizing the disclosure here as incomplete.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 47 of the Amended Information Statement.

4.	Please confirm in the revised information statement that Goldman Sachs has expressly provided written permission for their presentations to be provided in the information statement and Schedule 13E-3/A, given the disclaimer language in the presentations stating, among other things, that “[t]hese materials and Goldman Sachs’ presentation relating to these materials . . . may not be disclosed to any third party or circulated or referred to publicly or used for or relief upon for any other purpose without the prior written consent of Goldman Sachs.”

Response:

The Company acknowledges the Staff’s comment and respectfully confirms that Goldman Sachs has expressly provided written permission for their presentations to be provided in the Company’s information statement on Schedule 14C and Schedule 13E-3/A.

5.	We note that Exhibit (c)(20), the March 21 Preliminary Presentation, consists of only one page of the presentation. Please revise to include the full presentation or advise.

Response:

The Company acknowledges the Staff’s comment and respectfully confirms that the March 21 Preliminary Presentation only consists of one page.

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If you have any questions regarding this submission, please contact me at 212-318-6993.

Thank you for your time and attention.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo
of PAUL HASTINGS LLP

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